Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of iAnthus Capital Holdings, Inc. on Form S-8 of our report dated March 28, 2024 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of iAnthus Capital Holdings, Inc. as of December 31, 2023 and for the year then ended, which report is included in this Annual Report on Form 10-K of iAnthus Capital Holdings, Inc. for the year ended December 31, 2023.

/s/ PKF O’Connor Davies, LLP

New York, NY
March 28, 2024